FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of: July, 2005

                        Commission File Number: 000-50328


                           Viking Energy Royalty Trust
             (Exact name of registrant as specified in its charter)


    Suite 400, Calgary Place, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F [_]              Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                     Yes [_]            No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

EXHIBIT NO.         DESCRIPTION
-----------         -----------

   99.1 Change in Corporate Structure Report upon completion of acquisition of Kensington Energy Ltd.

   99.2 Press Release dated June 29, 2005 announcing Viking's agreement to acquire Krang Energy Inc. and an Upward Revision to 2005 Guidance

   99.3 Press Release dated July 12, 2005 announcing Viking's Distributions for Third Quarter 2005

   99.4 Press Release dated July 12, 2005 announcing Mailing of Offer to Purchase Krang Energy Inc.

   99.5 Press Release dated July 25, 2005 announcing Viking's Acquisition of 94% of Krang Energy Inc.

   99.6 Material Change Report dated July 8, 2005 regarding Offer to Purchase Krang Energy Inc.

   99.7 Material Change Report dated July 26, 2005 regarding Acquisition of 94% of Krang Energy Inc.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Viking Energy Royalty Trust
                                          (Registrant)



Date:   July 28, 2005                     By: /s/ Diane Phillips
                                              --------------------------------
                                          Name:  Diane Phillips
                                          Title: Assistant Corporate Secretary